Exhibit (a)(1)(Q)
                                                               -----------------


For Immediate Release                                                  Contacts:
June 14, 2005                                           Walter Berger, EVP & CFO
                                       Kate Snedeker, Media & Investor Relations
                                                                    317.266.0100


                     EMMIS ANNOUNCES PRELIMINARY RESULTS OF
                           DUTCH AUCTION TENDER OFFER

INDIANAPOLIS, INDIANA - June 14, 2005 - Emmis Communications Corporation (NASDAQ: EMMS) announced today the preliminary results of its "Dutch Auction" tender offer which expired yesterday at midnight, New York City time. In the tender offer, Emmis offered to purchase for cash up to 20,250,000 shares of its Class A common stock at a price per share not less than $17.25 and not greater than $19.75.

Emmis expects to accept for purchase approximately 20,250,000 Class A shares at a purchase price of $19.50 per share, for a total cost of approximately $394,875,000. Based on a preliminary count by Wachovia Bank, N.A., the depositary for the tender offer, approximately 24,596,900 Class A shares, including approximately 10,261,998 Class A shares tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $19.50 per share. Because the number of Class A shares tendered at or below the $19.50 price per share exceeds the number of Class A shares that Emmis offered to purchase, the resulting estimated proration factor is approximately 82.32% of the Class A shares tendered.

The Class A shares expected to be purchased represent approximately 38.98 % of Emmis' 51,955,872 Class A shares issued and outstanding as of June 13, 2005. As a result of the completion of the tender offer, immediately following payment for the tendered Class A shares, Emmis expects that approximately 31,705,872 Class A shares will be issued and outstanding.

As previously announced, Emmis will fund the payment for the Class A shares validly tendered and accepted under the tender offer (and related fees and expenses) from borrowings of approximately $100 million under the revolving portion of the amended credit facility of Emmis' principal operating subsidiary, Emmis Operating Company, and bridge financing from the issuance of $300 million principal amount of Emmis' floating rate senior notes due 2012.

The number of Class A shares tendered and not withdrawn, the purchase price and the proration factor are preliminary and subject to verification by Wachovia Bank, N.A. The actual number of Class A shares validly tendered and not withdrawn, the purchase price and the final proration factor will be announced promptly following the completion of the verification process. Promptly after such announcement, the depositary will issue payment for the Class A shares validly tendered and accepted under the tender offer and will return all other Class A shares tendered.

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Subject to applicable law, Emmis may, in the future, purchase additional Class A shares pursuant to its previously authorized share repurchase program, although Emmis and its affiliates are prohibited from repurchasing Class A shares until at least 10 business days after June 13, 2005. The share repurchase program permits Emmis to purchase a number of Class A shares equal to 5% of the total outstanding Class A shares after the tender offer.

Banc of America Securities LLC and Deutsche Bank Securities Inc. acted as the dealer managers and Georgeson Shareholder Communications, Inc. acted as the information agent for the tender offer.

The securities offered have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

EMMIS COMMUNICATIONS -- GREAT MEDIA, GREAT PEOPLE, GREAT SERVICE(R)

Emmis is an Indianapolis-based diversified media firm with radio broadcasting, television broadcasting and magazine publishing operations. Emmis owns 23 FM and 2 AM domestic radio stations serving the nation's largest markets of New York, Los Angeles and Chicago as well as Phoenix, St. Louis, Austin, Indianapolis and Terre Haute, IN. Emmis has recently announced its intent to seek strategic alternatives for its 16 television stations, which could result in the sale of all or a portion of its television assets. In addition, Emmis owns a radio network, international radio stations, regional and specialty magazines and ancillary businesses in broadcast sales and book publishing.

CERTAIN STATEMENTS INCLUDED ABOVE WHICH ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING FINANCIAL DATA FOR QUARTERS OR OTHER PERIODS THAT ARE NOT YET COMPLETED AND STATEMENTS IDENTIFIED WITH THE WORDS "CONTINUES," "EXPECT," "WILL," OR "WOULD," ARE INTENDED TO BE, AND ARE, IDENTIFIED AS "FORWARD-LOOKING STATEMENTS," AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF EMMIS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULT, PERFORMANCE OR ACHIEVEMENT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, GENERAL ECONOMIC AND BUSINESS CONDITIONS; FLUCTUATIONS IN THE DEMAND FOR ADVERTISING; INCREASED COMPETITION IN THE BROADCASTING INDUSTRY INCLUDING THE IMPLEMENTATION OF COMPETING FORMATS IN LARGE MARKETS; THE ATTRACTION AND RETENTION OF QUALITY TALENT AND OTHER PROGRAMMING; PUBLIC AND GOVERNMENTAL REACTION TO EMMIS PROGRAMMING DECISIONS; CHANGES IN THE COSTS OF PROGRAMMING; CHANGES IN INTEREST RATES; INABILITY TO GROW THROUGH SUITABLE ACQUISITIONS, INCLUDING THE DESIRED RADIO; INABILITY OR DELAY IN CLOSING ACQUISITIONS OR DISPOSITIONS; TERRORIST ATTACKS OR OTHER LARGE-SCALE DISASTERS; WARS AND OTHER EVENTS CREATING ECONOMIC UNCERTAINTY; AND OTHER FACTORS MENTIONED IN DOCUMENTS FILED BY EMMIS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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EMMIS DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY
FORWARD-LOOKING STATEMENTS BECAUSE OF NEW INFORMATION, FUTURE EVENTS OR
OTHERWISE.